

September 30, 2010

Mr. Stephen M. Hosmer
Chief Financial Officer
Royale Energy, Inc.
7676 Hazard Center Drive, Suite 1500
San Diego, CA 92108

> **Re:**   **Royale Energy, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed September 7, 2010**
> **Response Letter Dated September 3, 2010**
> **File No. 000-22750**

Dear Mr. Hosmer:

We have reviewed your response letter dated September 3, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Financial Statements

Supplemental Information about Oil and Gas Producing Activities, page F-30

1.   We have read the disclosure you added in response to prior comment two about persons at Netherland, Sewell & Associates, Inc. and various requirements of the SPE. However, we believe you should be disclosing the qualifications of the technical person at your company who is responsible for overseeing the work of this third party engineering firm as part of a discussion about the internal controls you have established over the reserve estimation effort to comply with Item 1202(a)(7) of Regulation S-K. We expect your

disclosure would be specific in describing both the internal controls and the qualifications of the individual. Please submit the revisions you propose to address this concern and if you prefer to limit compliance to future filings explain your rationale.

You may contact Joanna Lam at (202) 551- 3576, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief